

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Mr. Edward Cespedes
Chief Executive Officer
MMAX Media, Inc.
511 N.E. 3rd Avenue, 1st Floor
Fort Lauderdale, FL 33760

> **Re:** **MMAX Media, Inc.**
> **Amendment No. 1 to Form 10-Q for the Period Ended September 30, 2011**
> **Filed January 25, 2012**
> **File No. 000-53574**

Dear Mr. Cespedes:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Larry Spirgel

     Larry Spirgel
     Assistant Director

cc: Via E-mail to
       Brian Pearlman, Esq.
       Quintairos, Prieto, Wood & Boyer, P.A.